

March 21, 2011

John L. Plueger
President & Chief Operating Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 600N
Los Angeles, CA 90067

> **Re:** **Air Lease Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-171734**

Dear Mr. Plueger:

We have reviewed your amended registration statement and response letter filed March 11, 2011 and have the following comment.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

General

1. We note your response to prior comment three in our letter dated March 7, 2011. Please tell us whether or not to the best of your knowledge, understanding and belief your aircraft are used or will be used on routes to Iran, Syria and/or Sudan by Air Arabia and Etihad Airways.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Anne McConnell, at (202) 551-3709 if you have questions regarding financial statements and related matters. You may contact Jennifer Hardy at (202) 551-3767 if you have questions regarding the comment on contacts with Iran, Syria and Sudan. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert B. Knauss, Esq. (*via facsimile at* (213) 683-5137)
Munger, Tolles & Olson LLP
355 South Grand Avenue, 35th Floor
Los Angeles, CA 90071